UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3/A of Petróleo Brasileiro S.A. – Petrobras (No. 333-229096-01) and Petrobras Global Finance B.V. (No. 333-229096) and its accompanying prospectus supplement dated as of March 1, 2019.

Exhibits

Exhibit 4.1	-	Amended and Restated Guaranty for the 2029 Notes
Exhibit 4.2	-	Amended and Restated Twenty-Fifth Supplemental Indenture
Exhibit 4.3	-	Form of 5.750% Global Notes due 2029 (included in Exhibit 4.2)
Exhibit 4.4	-	Indenture, dated as of August 29, 2012, between PGF and The Bank of New York Mellon, as Trustee (previously filed as Exhibit 4.5 to the Registration Statement of Petrobras and PGF on Form F-3 (File Nos. 333-183618 and 333-183618-01), filed with the SEC on August 29, 2012 and incorporated by reference herein).
Exhibit 4.5	-	Guaranty for the 2049 Notes
Exhibit 4.6	-	First Supplemental Indenture
Exhibit 4.7	-	Form of 6.900% Global Notes due 2049 (included in Exhibit 4.6)
Exhibit 5.1	-	Opinion of internal counsel to Petrobras
Exhibit 5.2	-	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PGF and Petrobras
Exhibit 5.3	-	Opinion of Hogan Lovells International LLP, Dutch counsel to PGF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: March 19, 2019